Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 11 dated October 22, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 11 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 11 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 9 dated August 21, 2009, which superseded and replaced all prior supplements to our prospectus dated April 29, 2009 and Supplement No. 10 dated October 2, 2009. This Supplement No. 11 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 11 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

Recent Developments

Northpoint III

On October 15, 2009, the Duke joint venture acquired Northpoint III, located at 3300 Exchange Place, Lake Mary, FL, a suburb of Orlando, for approximately $18,240,000, exclusive of customary closing costs and acquisition fees which are both expensed as incurred. We own an 80% interest in the Duke joint venture, and we made cash contributions totaling approximately $14,406,000 to the Duke joint venture in connection with the acquisition, using the net proceeds from our current public offering.

Northpoint III is a 108,499 square foot four-story office building that was completed in 2001. Northpoint III is 100% leased to Florida Power Corporation d/b/a Progress Energy Florida, Inc., a major electric utility in Florida. Upon closing, we paid the Investment Advisor a $218,880 acquisition fee. The estimated acquisition cap rate for Northpoint III is 8.7%.(1)

(1)

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.